

October 5, 2010

Paul S. Siebenmorgen
Chief Executive Officer
Farmers and Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502

> **Re:** **Farmers and Merchants Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed February 26, 2010**
> **File No. 0-14492**

Dear Mr. Siebenmorgen:

We have reviewed your response letter dated August 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

General

1. We have reviewed your response to prior comment two from our letter dated July 14, 2010 and related disclosures. On page 5 of your June 30, 2010 Form 10-Q, you disclose that Loan Policy defines parameters to essential underwriting guidelines such as loan-to-value ratio, cash flow and debt-to-income ratio, etc. Please revise your future filings to provide more specific information with respect to your underwriting requirements by loan type. For example, if you require a minimum loan-to-value ratio for a consumer real estate loan, revise to disclose the ratio and any other significant loan requirements.

2. We have reviewed your response to prior comment three from our letter dated July 14, 2010. You state that the Bank is occasionally ordered by the courts to give terms to borrowers that are better than what it would like for the risk associated with that credit…" Please define "occasionally" and explain in further detail how you determined these loans should not be classified as troubled debt restructurings, as they appear to meet the definition as outlined in ASC 310-40-15-5 & 15-6 (formerly paragraph 2 of SFAS 15). Tell us the dollar amount of loans modified in response to court orders for each period presented.

3. We have reviewed your response to prior comment four from our letter dated July 14, 2010 and related disclosures. Please tell us and revise your future filings to disclose in more detail how you determine discounts on outdated appraisals for your collateral dependent loans. Disclose how you determine whether a discount is required, and if so the process you use to determine the amount of such discount. For example, you state that management reviews properties supporting asset dependent loans on a quarterly basis to consider market events indicating that a change in value has occurred. Discuss this process in more detail and explain how any observed changes result in discounts to outdated appraisal values.

4. In addition to the above, please tell us and revise your future filings to disclose in more detail how you determine an updated appraisal of a watch list loan is required.

Note 16. Fair Value of Financial Instruments

Fair Value Measurements, page 62

5. We have reviewed your response to prior comments 21-22 from our letter dated July 14, 2010 and related disclosures. We note you added certain fair value disclosures to MD&A in your June 30, 2010 Form 10-Q. However, ASC 820-10-50 requires these disclosures in the financial statements. Please revise your future filings accordingly.

Executive Compensation, page 70

Compensation Discussion and Analysis, page 21 of proxy statement on Schedule 14A

6. We note in your response to comment 16 that you believe the company did not use benchmarking in 2009. However, it appears that you compile a peer group of banks and use their compensation levels as a reference point to assist you in setting your own compensation levels. We refer you to the description of benchmarking in Regulation S-K Compliance and Disclosure Interpretation 118.05. Therefore, we reiterate our prior comment to identify the peer group in future filings, as appropriate, as well how you use such comparative information in reaching decisions about compensation.

Form 10-Q for the Fiscal Quarter ended March 31, 2010

Notes to Condensed Consolidated Financial Statements

General

7.   We have reviewed your response to prior comment 26 from our letter dated July 14, 2010 and related disclosures. We note you added the requested investment securities disclosures to MD&A in your June 30, 2010 Form 10-Q. However, ASC 320-10-50 requires these disclosures in the financial statements. Please revise your future filings accordingly.

Material Changes in Results of Operations

Interest Income, page 10

8.   We have reviewed your response to prior comment 32 from our letter dated July 14, 2010 and related disclosures. We are unable to locate all of the disclosures set forth in Item III of Industry Guide 3 in your June 30, 2010 Form 10-Q. Please revise your future filings to include these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief